Exhibit 5.1

May 21, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Griffon Corporation Registration Statement on Form S-4

Gentlemen:

        We have acted as counsel to Griffon Corporation ("Griffon") in connection with a Registration Statement on Form S-4 under the Securities Act of 1933, as amended (the "Registration Statement") relating to Griffon's offer to exchange $130 million aggregate principal amount of its 4% Contingent Convertible Subordinated Notes Due 2023 (second series) (the "New Notes") and $390,000 in cash for $130 million aggregate principal amount of its currently outstanding 4% Contingent Convertible Subordinated Notes Due 2023 (first series). The New Notes will be issued under an Indenture between Griffon and American Stock Transfer & Trust Company, as trustee. The Registration Statement also relates to 5,387,484 shares of Griffon's common stock, par value $.25 per share (the "Common Stock"), issuable upon conversion of the New Notes.

        Based on the foregoing, and such other examination of law and fact as we have deemed necessary, we are of the opinion that:

        1.     The New Notes constitute valid and legally binding obligations of Griffon.

        2.     When the Common Stock is issued on exercise of a right to convert the New Notes as contemplated in the Registration Statement, the Common Stock will be legally issued, fully paid and non-assessable.

        We consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to us under the caption "Legal Matters" in the prospectus which is a part of the Registration Statement.

Very truly yours,
Kramer, Coleman, Wactlar & Lieberman, P.C.